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As filed with the Securities and Exchange Commission on January 2, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMPHENOL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	22-2785165 (I.R.S. Employer Identification Number)
358 Hall Avenue Wallingford, Connecticut 06492 (203) 265-8900 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Edward C. Wetmore, Esq. Amphenol Corporation 358 Hall Avenue Wallingford, Connecticut 06492 (203) 265-8900 (Name, address, including zip code, and telephone number of agent for service)
Copies to: John B. Tehan, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this registration statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(a)	Proposed Maximum Aggregate Offering Price(a)	Amount of Registration Fee

Class A common stock, par value $.001 per share	12,350,628 shares	$63.72	$786,982,016.16	$63,667.00

(a)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The proposed maximum offering price per share, the proposed maximum aggregate offering price and the amount of registration fee have been computed on the basis of the average high and low prices per share of the common stock on the New York Stock Exchange on December 29, 2003.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities or accept any offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated January 2, 2004

Prospectus

Amphenol Corporation

12,350,628 Shares of Class A Common Stock

        All of the shares of Class A common stock offered hereby may be sold from time to time by and for the account of the selling stockholders named in this prospectus.

        The methods of sale of the shares of Class A common stock offered hereby are described under the heading "Plan of Distribution." We will receive none of the proceeds from such sales.

        The Class A common stock is listed on the New York Stock Exchange (Symbol: APH). On December 31, 2003, the closing price of the shares was $63.93 per share.

        This investment involves risks. See the "Risk Factors" beginning on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                 , 2004

ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplements. We have not authorized any other person to provide you with different information. No offer to sell these securities will be made in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the cover page.

        In this prospectus, the terms "Amphenol," "the company," "we," "us," and "our" refer to Amphenol Corporation and include all of its consolidated subsidiaries unless the context requires otherwise. The phrase "this prospectus" refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Statements made by us in written or oral form to various persons, including statements made in filings with the Securities and Exchange Commission, which we refer to in this prospectus as the "Commission," that are not strictly historical facts are "forward-looking" statements. Such statements should be considered as subject to uncertainties that exist in our operations and business environment. The following includes some, but not all, of the factors or uncertainties that could cause us to fail to conform with expectations and predictions:

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  A global economic slowdown in any one, or all, of our market segments.

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  The effects of extreme changes in monetary and fiscal policies in the U.S. and abroad including extreme currency fluctuations and unforeseen inflationary pressures.

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  Severe and unforeseen price pressure on our products or significant cost increases that cannot be recovered through price increases or productivity improvements.

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  Increased difficulties in obtaining a consistent supply of basic materials like steel, aluminum, copper, bimetallic products, gold or plastic resins at stable pricing levels.

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  Unpredictable difficulties or delays in the development of new product programs.

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  Significant changes in interest rates or in the availability of financing for us or certain of our customers.

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  Rapid escalation of the cost of regulatory compliance and litigation.

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  Unexpected government policies and regulations affecting us or our significant customers.

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  Unforeseen intergovernmental conflicts or actions, including but not limited to armed conflict and trade wars.

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  Difficulties and unanticipated expense of assimilating newly-acquired businesses.

i

  •
  Any difficulties in obtaining or retaining the management and other human resource competencies that we need to achieve our business objectives.

  •
  The risks associated with any technological shifts away from our technologies and core competencies. For example, a technological shift away from the use of coaxial cable in cable television/telecommunication systems could have a substantial impact on our coaxial cable business.

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  Unforeseen interruptions to our business with our largest customers, distributors and suppliers resulting from, but not limited to, strikes, financial instabilities, computer malfunctions, inventory excesses or uncontrolled diseases and illnesses.

  •
  Other factors disclosed under "Risk Factors" and elsewhere in this prospectus.

        Although we believe that the expectations reflected in forward-looking statements are reasonable, we can give no assurance that those expectations will prove to be correct. Except as required by law, we assume no obligation to update our forward-looking statements or to advise of changes in the assumptions and factors on which they are based. All forward-looking statements contained or incorporated by reference in this prospectus are qualified by reference to this cautionary statement.

ii

THE COMPANY

        We design, manufacture and market electrical, electronic and fiber optic connectors, interconnect systems and coaxial and flat-ribbon cable. The primary end markets for our products are communication systems for the converging technologies of voice, video and data communications; a broad range of industrial applications including factory automation and motion control systems, medical and industrial instrumentation, mass transportation and natural resource exploration, and automotive applications; and military and aerospace applications. Our Times Fiber subsidiary produces coaxial cable for the U.S. and international cable television markets. A more detailed description of our business is contained in our Annual Report on Form 10-K/A for the year ended December 31, 2002, which we have incorporated by reference in this prospectus.

        Our principal executive offices are located at 358 Hall Avenue, Wallingford, Connecticut 06492, and our telephone number is (203) 265-8900.

RISK FACTORS

        Before you invest in our Class A common stock you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our Class A common stock.

We have substantial leverage and debt obligations, which could adversely affect our financial performance.

        At September 30, 2003, we had $575.1 million of consolidated indebtedness and $276.5 million of consolidated shareholders' equity. At September 30, 2003, we also had $116.5 million available to be borrowed under our bank credit facility. We and our subsidiaries may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing our indebtedness. We will continue to have significant debt service obligations.

        Our debt service obligations could have important consequences to our operations, including:

  •
  a portion of our cash flow available from operations after satisfying liabilities arising in the ordinary course of business will be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds that would otherwise be available to us, including funds for acquisitions and future business opportunities;

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  our flexibility in planning for, or reacting to, changes in our business and the industry may be limited;

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  our leverage may make us relatively more vulnerable to economic downturns and competitive pressures than some of our competitors, and place us at a competitive disadvantage to our competitors that have less debt; and

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  a substantial decrease in our net operating cash flows or an increase in our expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations.

        Our ability to make scheduled payments of the principal of, or to pay interest on, or to refinance our indebtedness and to make scheduled payments under our operating leases depends on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors, some or all of which may be beyond our control. Based upon the current level of operations and anticipated growth, management believes that future cash flow from operations, together with available borrowings under our bank credit facility, will be adequate to meet our anticipated requirements for capital expenditures, working capital, interest payments and scheduled principal payments. There can be no assurance, however, that our business will continue to generate sufficient cash flows from operations in the future to service our debt and make necessary capital expenditures after satisfying liabilities arising in the ordinary course of business. If we are not able to service our debt, we may be required to refinance all or a portion of our existing debt, to sell assets or to obtain additional financing. There can be no assurance that any refinancing would be possible or that any sales of assets or additional financing could be achieved.

        In addition, our credit facility contains numerous financial and operating covenants that limit the discretion of our management with respect to some business matters. The covenants place significant restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make some payments and investments, to sell or otherwise dispose of assets, and to merge or consolidate with other entities. The credit facility also requires us to meet financial ratios and tests. A failure to comply with the obligations contained in the credit facility could result in an event of default under the credit facility, which could result in the acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions.

We are dependent on the communications industry, including wireless communications and cable television.

        Approximately 52% of our revenues in the year ended December 31, 2002 and approximately 49% of our revenues in the nine monthes ended September 30, 2003 came from sales to the communications industry, including the wireless communications and cable television industries. Demand for these products is subject to rapid technological change (see below—"We are dependent on the acceptance of new product introductions for continued revenue growth"). These markets are dominated by several large manufacturers and operators who regularly exert significant price pressure on their suppliers, including us, and the loss of one or more of the large communications manufacturers or operators could have a material adverse effect on our business. There can be no assurance that we will be able to continue to compete successfully in our sales to the communications industry, and our failure to do so could impair our results of operations.

        Approximately 15% of our revenues in the year ended December 31, 2002 and approximately 13% of our revenues in the nine months ended September 30, 2003 came from sales to the cable television industry. Demand for our cable television products depends primarily on capital spending by cable television operators for constructing, rebuilding or upgrading their systems. The amount of this capital spending, and, therefore, our sales and profitability will be affected by a variety of factors, including general economic conditions, acquisitions of cable television operators by non-cable television operators, cable system consolidation within the industry, the financial condition of domestic cable television operators and their access to financing, competition from satellite and wireless television providers and telephone companies, technological developments and new legislation and regulation of cable television operators. Sales of coaxial cable to the cable television industry declined approximately 12% for the year ended December 31, 2002 compared to the year ended December 31, 2001 and declined approximately 9% in the first nine months of 2003 compared to the first nine months of 2002. There can be no assurance that existing levels of cable television capital spending will stabilize or that cable television spending will not continue to decrease.

Changes in defense expenditures may reduce our sales.

        Approximately 25% of our revenues in both the year ended December 31, 2002 and in the nine months ended September 30, 2003 came from sales to the military and aerospace market. We participate in a broad spectrum of defense programs and we believe no one program accounted for more than 2% of our revenues for both the year ended December 31, 2002 and for the nine months ended September 30, 2003. The substantial majority of these sales are related to both U.S. and foreign military and defense programs. However, our sales are generally to contractors and subcontractors of the U.S. or foreign governments or to distributors that in turn sell to the contractors and subcontractors. Nevertheless, our sales are affected by changes in the defense budgets of the U.S. and foreign governments. The U.S. defense budget declined in real terms from 1986 to 1998. Beginning in 1999, the U.S. defense budget has been increasing and increased again in 2003. Nevertheless, a decline in U.S. defense expenditures and defense expenditures generally could adversely affect our sales.

We encounter competition in substantially all areas of our business.

        We compete primarily on the basis of product quality, price, engineering, customer service and delivery time. Competitors include large, diversified companies, some of which have substantially greater assets and financial resources than we do, as well as medium to small companies. For example, in the area of coaxial cable for cable television, CommScope, Inc. is larger than we are. There can be no assurance that additional competitors will not enter our existing markets, nor can there be any assurance that we will be able to compete successfully against existing or new competition.

We are dependent on the acceptance of new product introductions for continued revenue growth.

        We estimate that products introduced in the last two years accounted for approximately 20% of net sales for the year ended December 31, 2002. Our long-term results of operations depend substantially upon our ability to continue to conceive, design, source and market new products and upon continuing market acceptance of our existing and future product lines. In the ordinary course of our business, we continually develop or create new product line concepts. If we fail or are significantly delayed in introducing new product line concepts or if our new products do not meet with market acceptance, our results of operations may be impaired.

Our results may be negatively affected by changing interest rates.

        We are subject to market risk from exposure to changes in interest rates based on our financing activities. We utilize interest rate swap agreements to manage and mitigate our exposure to changes in interest rates. At September 30, 2003, we had interest rate protection in the form of swaps that effectively fixed our LIBOR interest rate on $250 million and $150 million of floating rate bank debt at 2.44% and 1.24%, respectively, and expire in 2006 and 2004, respectively. At September 30, 2003, the three-month LIBOR rate was approximately 1.16%. At September 30, 2003, our average LIBOR rate was 1.80%. A 10% change in the LIBOR interest rate at September 30, 2003 would have the effect of increasing or decreasing annual interest expense by approximately $0.2 million. We do not expect changes in interest rates to have a material effect on income or cash flows in 2004, although there can be no assurance that interest rates will not significantly change.

Our results may be negatively affected by foreign currency exchange rates.

        We conduct business in several major international currencies through our worldwide operations, and as a result we are subject to foreign exchange exposures due to changes in exchange rates of the various currencies. Changes in exchange rates can positively or negatively affect our sales, gross margins, net income and retained earnings. We attempt to minimize currency exposure risk by producing our products in the same country or region in which the products are sold, thereby generating revenues and expenses in the same currency and by managing our working capital; however, there can be no assurance that this approach will be successful, especially in the event of a significant and sudden decline in the value of any of the international currencies of our worldwide operations. In addition, we periodically enter into foreign exchange contracts to hedge our transaction exposures. At September 30, 2003, we had no outstanding foreign exchange contracts. We do not engage in purchasing forward exchange contracts for speculative purposes.

Our operating results may be adversely affected by foreign operations.

        International manufacturing and sales are subject to inherent risks, including changes in local economic or political conditions, the imposition of currency exchange restrictions, unexpected changes in regulatory environments, potentially adverse tax consequences and the exchange rate risk discussed above. There can be no assurance that these factors will not have a material adverse impact on our production capabilities or otherwise adversely affect our business and operating results.

We have a significant amount of intangible assets in the form of goodwill in relation to our total assets.

        At September 30, 2003, the total assets on our balance sheet was $1,143.3 million, which included $504.3 million of goodwill. The goodwill arose as the excess of the purchase price over the fair value of net assets of businesses acquired dating over the period 1987-2003. We perform annual evaluations for the potential impairment of the carrying value of goodwill in accordance with Statement of Financial Accounting Standards No. 142. Such evaluations have not resulted in the need to recognize an impairment. However, if the financial performance of our businesses were to decline significantly, we could incur a non-cash charge to our income statement for the impairment of goodwill.

Future sales of substantial amounts of our Class A common stock, or the perception that such sales may occur, could adversely affect the trading price for our stock and our ability to raise funds in new stock offerings.

        Actual sales of additional amounts of our Class A common stock or the perception that such sales could occur, might adversely affect the value of our Class A common stock. In addition to the adverse effect a price decline could have on holders of our Class A common stock, such a decline could also impair our ability to raise capital through the sale of our equity securities. As of January 1, 2004, our Amended and Restated Articles of Incorporation permitted the issuance of up to 100 million shares of our Class A common stock, approximately 43.8 million shares of our Class A common stock were outstanding and approximately 4.0 million shares of our Class A common stock were issuable upon exercise of outstanding stock options. Thus, we have the ability to issue substantial amounts of our Class A common stock in the future.

We are effectively controlled by affiliates of KKR and KKR is able to affect the outcome of stockholders' voting.

        As of January 1, 2004, 11,910,628 shares or approximately 25% of the outstanding shares of Class A common stock on a fully diluted basis (based upon the number of shares issuable upon the exercise of vested, in-the-money stock options) are held by three limited partnerships affiliated with KKR, KKR 1996 Fund L.P., NXS Associates L.P. and KKR Partners II L.P., or the KKR Partnerships, organized at the direction of KKR and who are controlled by affiliates of KKR. As a result of their ownership, the KKR Partnerships control us and are able to exert a significant influence over us.

The market for our Class A common stock may be volatile.

        The market price of our Class A common stock could be subject to wide fluctuations. These fluctuations could be caused by:

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  quarterly variations in our results of operations;

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  changes in earnings estimates by analysts;

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  conditions in our markets; or

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  general market or economic conditions.

        In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices of many companies, often unrelated to the operating performance of the specific companies. These market fluctuations could adversely affect the price of our Class A common stock.

Provisions of the Delaware General Corporate Law and our organizational documents may discourage an acquisition of us.

        Our organizational documents and the Delaware General Corporation Law both contain provisions that will impede the removal of directors and may discourage a third party from making a proposal to acquire us. For example, a vote of 80% or more of outstanding shares entitled to vote is required to modify the provisions of the Amended and Restated Certificate of Incorporation relating to the election of directors for staggered terms, the total number of directors and independent directors, removal of directors, and the provision requiring an 80% stockholder vote for certain actions. The existence of these provisions may also have a negative impact on the price of our Class A common stock. Furthermore, we are subject to Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change in control.

We have never paid dividends and do not intend to do so in the near future.

        We have never paid any cash dividends on our Class A common stock and we do not have any present intention to commence payment of any cash dividends. We intend to retain our earnings, if any, to provide funds for the operation and expansion of our business and to repay outstanding indebtedness. In addition, covenants contained in our debt agreements restrict the amount available for declaring and paying cash dividends on, or repurchasing, our Class A common stock.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of Class A common stock offered by the selling stockholders.

SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of January 1, 2004 by each of the selling stockholders and the maximum number of shares that may be sold hereunder. The actual amount, if any, of Class A common stock to be offered by each selling stockholder and the amount and percentage of Class A common stock to be owned by such selling stockholder following such offering will be disclosed in the applicable prospectus supplement.

        Unless otherwise indicated, the address of each person named in the table below is Amphenol Corporation, 358 Hall Avenue, Wallingford, CT 06492. The amounts and percentages of Class A common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. In addition, the amounts of Class A common stock and percentage as reported in the table include shares issuable upon the exercise of unvested options awarded under our prior and current stock purchase and option plans. The percentage of our share capital before and after this offering is based on 43,805,685 shares of Class A common stock outstanding on January 1, 2004.

	Shares Beneficially Owned (2)			Number of Shares Beneficially Owned After the Sale of Maximum Number of Shares (3)
			Maximum Number of Shares to be Sold Hereunder
Name and Address
	Number	%		Number	%
KKR Associates 1996 L.P. (1) c/o Kohlberg Kravis Roberts & Co., L.P. 9 West 57th Street New York, New York 10019	11,910,628	27.19%	11,910,628	—	—%
Timothy F. Cohane (4)(5)	416,192	*	120,000	296,192	*
James H. Greene, Jr. (6)(7)	11,910,628	27.19	11,910,628	—	—
Edward G. Jepsen (4)(5)	493,835	1.13	120,000	373,835	*
Henry R. Kravis (6)(7)	11,910,628	27.19	11,910,628	—	—
Marc S. Lipschultz (6)	11,910,628	27.19	11,910,628	—	—
Martin H. Loeffler (4)(5)	1,069,285	2.44	200,000	869,285	1.98
Michael W. Michelson (6)(7)	11,910,628	27.19	11,910,628	—	—
Scott C. Nuttall (6)	—	—	—	—	—

*
Less than 1%.

(1)
Shares of Class A Common Stock shown, as owned by KKR, are owned of record by three limited partnerships affiliated with KKR, KKR 1996 Fund L.P. (9,384,477 shares), NXS Associates L.P. (2,446,932 shares) and KKR Partners II L.P. (79,219 shares). Messrs. James H. Greene, Jr., Henry R. Kravis, Marc S. Lipschultz and Michael W. Michelson (directors of Amphenol), and Todd A. Fisher, Edward A. Gilhuly, Perry Golkin, Johannes P. Huth, Alex Navab, Jr., Paul E. Raether, Neil A. Richardson, George R. Roberts and Scott M. Stuart, as members of the limited liability company which serves as the general partner of KKR, may be deemed to share beneficial ownership of the shares of the Class A common stock shown as beneficially owned by KKR. Mr. Roberts was a director of Amphenol until April 1, 2003. Each of these individuals disclaims beneficial ownership of such shares, other than to the extent of his economic interest in such partnerships.

(2)
The share ownership amounts and percentages for Messrs. Loeffler, Jepsen and Cohane reflected in this column include shares which are not presently owned by such individuals but which would be issuable upon the exercise of unvested options owned by them. Excluding such shares, Messrs. Loeffler, Jepsen and Cohane beneficially own 676,485, 335,935 and 314,392 shares, respectively, which would constitute 1.54%, 0.77% and 0.72%, respectively, of the outstanding shares of Class A common stock on January 1, 2004.

(3)
The share ownership amounts and percentages for Messrs. Loeffler, Jepsen and Cohane reflected in this column include shares which are not presently owned by such individuals but which would be issuable upon the exercise of unvested options owned by them. Excluding such shares, after the sale of the maximum number of shares Messrs. Loeffler, Jepsen and Cohane would beneficially own 476,485, 215,935 and 194,392 shares, respectively, which would constitute 1.09%, 0.49% and 0.44%, respectively, of the outstanding shares of Class A common stock on January 1, 2004.

(4)
Mr. Loeffler is the Chairman, Chief Executive Officer and President of the Company, Mr. Jepsen is Executive Vice President and Chief Financial Officer of the Company and Mr. Cohane is a Senior Vice President of the Company.

(5)
Messrs. Loeffler, Jepsen and Cohane entered into Management Stockholder's Agreements with Amphenol on May 19, 1997 and each were awarded 673,076, 461,538 and 461,538 options, respectively, to acquire Amphenol shares under the 1997 Option Plan for Key Employees of Amphenol and Subsidiaries (the "1997 Option Plan"). Messrs. Loeffler, Jepsen and Cohane also received additional option awards in 1998 and 1999 under the 1997 Option Plan. The significant transfer restrictions of the Management Stockholder's Agreement on any shares acquired upon exercise of options awarded under the 1997 Option Plan expired on May 19, 2002. Pursuant to new Management Stockholder's Agreements entered into under the 2000 Stock Purchase and Option Plan for Key Employees of Amphenol and Subsidiaries (the "2000 Option Plan"), Messrs. Loeffler, Jepsen and Cohane agreed to retain ownership of 41,666, 33,333 and 33,333 Amphenol shares or vested options under the 1997 Option Plan, respectively, until at least June 6, 2005 and received awards of 167,000, 117,000 and 117,000 stock options, respectively, under the 2000 Option Plan. Messrs. Loeffler, Jepsen and Cohane also received additional option awards under the 2000 Option Plan in 2001, 2002 and 2003 under the Amended 2000 Stock Purchase and Option Plan for Key Employees of Amphenol and Subsidiaries (the "Amended 2000 Option Plan"). Such retained shares and any shares acquired upon exercise of options awarded under the 2000 Option Plan are subject to significant transfer restrictions until June 2005. The share ownership amounts for Messrs. Loeffler, Jepsen and Cohane reflected in this table include (i) 652,448, 335,935 and 314,392 shares, respectively, which are not presently owned by such individuals but which would be issuable upon the exercise of stock options which are currently exercisable or exercisable within 60 days of January 1, 2004 and (ii) 392,800, 157,900 and 101,800 shares, respectively, which are not presently owned by such individuals but which would be issuable upon the exercise of unvested stock options.

(6)
The share ownership amounts for Messrs. Greene, Kravis, Lipschultz, Michelson and Nuttall reflected in this table do not include any shares of Class A common stock which may be issued pursuant to the Amphenol Corporation Directors' Deferred Compensation Plan. The cumulative balance in Messrs. Kravis, Lipschultz and Michelson's Directors' Deferred Compensation accounts as of January 1, 2004 is 6,163 unit shares each. Mr. Nuttall was appointed to the Board of Directors on January 24, 2001 and the cumulative balance in his Directors' Deferred Compensation accounts as of January 1, 2004 is 2,093 unit shares. Mr. Greene was appointed to the Board of Directors on April 1, 2003 and the cumulative balance in his Directors' Deferred Compensation accounts as of January 1, 2004 is 304 unit shares. Messr. Nuttall is a director of Amphenol and an executive of KKR.

(7)
Messrs. Greene, Kravis, Lipschultz and Michelson disclaim beneficial ownership of such shares except to the extent of their respective economic interests in the partnerships owning such shares.

DESCRIPTION OF CAPITAL STOCK

        We are authorized to issue 100 million shares of the Class A common stock and no other shares of common stock or preferred stock. As of January 1, 2004, 43,805,685 shares of the Class A common stock were issued and outstanding and were held by 65 registered holders. The following is a summary of some of the rights and privileges pertaining to the Class A common stock. For a full description of the Class A common stock, reference is made to our Amended and Restated Certificate of Incorporation and to our By-Laws.

        Holders of the Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Approval of matters brought before the stockholders requires the affirmative vote of a majority of shares present and voting, except as otherwise required by law and except that the vote of 80% or more of outstanding shares entitled to vote is required to modify the provisions of the Amended and Restated Certificate of Incorporation relating to the election of directors for staggered terms, the total number of directors and independent directors, removal of directors, and the provision requiring an 80% stockholder vote for certain actions. Director nominations may be made by stockholders in accordance with our By-Laws, as amended, not less than 90 days in advance of the meeting at which the election is to occur.

        Holders of the Class A common stock are entitled to participate in dividends as and when declared by the board of directors out of funds legally available therefor. Our ability to pay cash dividends is subject to certain restrictions.

        Subject to the rights of creditors and holders of preferred stock, any holders of Class A common stock are entitled to share ratably in a distribution of our assets upon any liquidation, dissolution or winding-up of Amphenol.

        Our directors serve in three different classes of approximately equal numbers, and the term of only one class expires at each annual meeting. Before the expiration of their terms, our directors may be removed by the affirmative vote of the majority of the stockholders entitled to vote for the election of directors but only for cause.

        We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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  prior to the business combination our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

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  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of our outstanding voting stock at the time such transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned:

•
by our officers and directors and

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by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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at or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder.

        A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a change in our control or reducing the price that some investors might be willing to pay in the future for our common stock.

        The transfer agent and registrar for the Class A common stock is EquiServe Trust Company, N.A.

PLAN OF DISTRIBUTION

        We have been advised that the distribution of the shares of Class A common stock by the selling stockholders may be effected from time to time in one or more transactions in any of the following ways:

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  to or through underwriters;

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  through dealers or agents;

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  directly to a limited number of institutional purchasers or to a single purchaser; or

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  through a combination of any of these methods of sale.

        The prospectus supplement for the shares of Class A common stock the selling stockholders sell will describe that offering, including:

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  the name or names of any underwriters, dealers or agents;

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  the purchase price and the proceeds to the selling stockholders from that sale;

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  any underwriting discounts, commissions or agents' fees and other items constituting underwriters' or agents' compensation; and

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  any public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Underwriters

        If underwriters are used in the sale, we and the selling stockholders will execute an underwriting agreement with those underwriters relating to the shares of Class A common stock that the selling stockholders will offer. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase these shares of Class A common stock will be subject to conditions. The underwriters, if any, will purchase the shares on a firm commitment basis and will be obligated to purchase all of these shares of Class A common stock if any are purchased.

        The shares of Class A common stock subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these shares of Class A common stock for whom they may act as agent. Underwriters may sell these shares of Class A common stock to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        The selling stockholders may authorize underwriters to solicit offers by institutions to purchase the shares of Class A common stock subject to the underwriting agreement from the selling stockholders at the public offering price stated in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. If the selling stockholders sell shares of Class A common stock pursuant to these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

        The applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the Class A common stock at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

Dealers and Agents

        If dealers are utilized in the sale of shares of Class A common stock, the selling stockholders will sell such shares of Class A common stock to the dealers as principals. The dealers may then resell such shares of Class A common stock to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement.

        The selling stockholders may also sell shares of Class A common stock through agents designated by them from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by the selling stockholders to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in the prospectus supplement. Any such dealer or agent may be deemed an underwriter as that term is defined in the Securities Act of 1933, as amended.

Direct Sales

        The selling stockholders may sell any of the shares of Class A common stock directly to purchasers. In this case, the selling stockholders will not engage underwriters or agents in the offer and sale of these securities.

Indemnification

        We and the selling stockholders may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act of 1933 and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

LEGAL MATTERS

        The validity of the shares of Class A common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others have an indirect interest, through limited partnerships, who are investors in KKR 1996 Fund L.P., in less than 1% of the Class A common stock. In addition, Simpson Thacher & Bartlett LLP has in the past provided, and may continue to provide, legal services to KKR and its affiliates, including KKR 1996 Fund L.P.

EXPERTS

        The financial statements and related financial statement schedule incorporated by reference in this prospectus from the Company's Annual Report on Form 10-K/A for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference (which reports express an unqualified opinion and include an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 142), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

        We file reports, proxy statements and other information with the SEC. You may read and obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

        Our Internet website is www.amphenol.com. On the Investor Info page of that website, we provide access to all of our SEC filings free of charge, as soon as reasonably practicable after filing with the SEC. Additionally, our SEC filings are available at the SEC's website (www.sec.gov).

        Our Class A common stock is listed on the New York Stock Exchange (symbol: APH), and reports, proxy statements and other information concerning us can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. In addition, reports, proxy statements and other information concerning our company can be inspected at our offices at 358 Hall Avenue, Wallingford, Connecticut 06492. Our Internet website at www.amphenol.com contains information concerning us. The information at our Internet website is not incorporated in this prospectus by reference, and you should not consider it a part of this prospectus.

Incorporation by Reference

        We will "incorporate by reference" information into this prospectus by disclosing important information to you by referring you to another document that is filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about us.

SEC Filings	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2002 (Amended by Annual Report on Form 10-K/A filed August 5, 2003)
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2003 (Amended by Quarterly Report on Form 10-Q/A filed August 5, 2003), quarter ended June 30, 2003 and quarter ended September 30, 2003
Current Reports on Form 8-K	May 12 and June 13, 2003

        We are also incorporating by reference additional documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus and the termination of the offering of the Class A common stock.

        We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

Amphenol Corporation 358 Hall Avenue Wallingford, Connecticut 06492 (203) 265-8900

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following is an itemization of all fees and expenses incurred or expected to be incurred by the registrants in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All but the SEC registration fee are estimates and remain subject to future contingencies.

Securities and Exchange Commission registration fee	$63,667
Printing and engraving expenses	120,000
Legal fees and expenses	250,000
Accounting fees and expenses	50,000
Miscellaneous	50,000

Total	$533,667

All of the above except the Securities and Exchange Commission registration fee are estimated.

Item 15. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative, or investigative (other than action by or in the right of the corporation a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. Article VIII of the Registrant's Restated Certificate of Incorporation and Article IV of the Registrant's By-laws requires indemnification to the fullest extent permitted by Delaware law.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any transaction from which the director derives an improper personal benefit, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for improper payment of dividends or redemption of shares, or (iv) for any breach of a director's duty of loyalty to the company or its stockholders. Article VII of the Registrant's Restated Certificate of Incorporation includes such a provision.

        The registrant has also purchased insurance for its directors and officers against liabilities arising out of their service in their capacities as directors and officers of the registrant.

Item 16. Exhibits.

        Reference is made to the information contained in the Exhibit Index filed as part of this Registration Statement, which information is incorporated herein by reference pursuant to Rule 411 of the Securities and Exchange Commission's Rules and Regulations under the Securities Act of 1933.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement;

            (i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act");

            (ii)   to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

            (iii)  to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

  provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this Registration Statement.

          (2)   That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Wallingford, State of Connecticut, on January 2, 2004.

AMPHENOL CORPORATION
By:	/s/ EDWARD G. JEPSEN
Edward G. Jepsen Chief Financial Officer

POWER OF ATTORNEY

        We, the undersigned directors and officers of Amphenol Corporation, do hereby constitute and appoint Edward G. Jepsen and Edward C. Wetmore, or either of them, our true and lawful attorneys and agents, each with the power of substitution to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said Corporation to comply with the Securities Act and any rules, regulations and requirements of the Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and any additional Registration Statement related hereto permitted by Rule 462(b) promulgated under the Securities Act (and all amendments, including post-effective amendments, thereto) and we do hereby ratify and confirm all that said attorneys and agents, or either of them, or their respective substitute or substitutes, shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed on January 2, 2004 by the following persons in the capacities indicated.

Signature	Title

/s/ MARTIN H. LOEFFLER Martin H. Loeffler	Chairman, Chief Executive Officer and President (Principal Executive Officer)
/s/ EDWARD G. JEPSEN Edward G. Jepsen	Chief Financial Officer (Principal Financial and Accounting Officer)

Andrew M. Clarkson	Director
/s/ JAMES H. GREENE, JR. James H. Greene, Jr.	Director

/s/ HENRY R. KRAVIS Henry R. Kravis	Director
/s/ ANDREW F. LIETZ Andrew F. Lietz	Director
/s/ MARC S. LIPSCHULTZ Marc S. Lipschultz	Director
/s/ MICHAEL W. MICHELSON Michael W. Michelson	Director
/s/ SCOTT C. NUTTALL Scott C. Nuttall	Director
/s/ DEAN H. SECORD Dean H. Secord	Director

EXHIBIT INDEX

        The following Exhibits indicated by an asterisk preceding the Exhibit number are filed herewith or will be filed by a Current Report on Form 8-K and incorporated herein by reference. The balance of the Exhibits have heretofore been filed with the Commission and pursuant to Rule 411 are incorporated herein by reference.

Exhibit No.	Description of Exhibit
**1	Form of Underwriting Agreement.
2.1	Agreement and Plan of Merger dated as of January 23, 1997 between NXS Acquisition Corp. and Amphenol Corporation (incorporated by reference to Current Report on Form 8-K dated January 23, 1997).
2.2
Amendment, dated as of April 9, 1997, to the Agreement and Plan of Merger between NXS Acquisition Corp. and Amphenol Corporation, dated as of January 23, 1997 (incorporated by reference to the Registration Statement on Form S-4 (Registration No. 333-25195) filed on April 15, 1997).
3.1	Certificate of Merger, dated May 19, 1997 (including Restated Certificate of Incorporation of Amphenol Corporation) (filed as Exhibit 3.1 to the June 30, 1997 10-Q).
3.2	By-Laws of the Company as of May 19, 1997—NXS Acquisition Corp. By-Laws (filed as Exhibit 3.2 to the June 30, 1997 10-Q).
3.3	Amended and Restated Certificate of Incorporation, dated April 24, 2000 (filed as Exhibit 3.1 to the April 28, 2000 Form 8-K).
4.1	Form of Class A common stock certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-42296) of the Company).
*5	Opinion of Simpson Thacher & Bartlett LLP with respect to legality of securities being registered.
*23.1	Consent of Deloitte & Touche LLP.
*23.2	Consent of Simpson Thacher & Bartlett LLP (reference is made to Exhibit 5 filed herewith).
*24	Power of Attorney (included in signature page of this Registration Statement).

*
Filed herewith.

**
This exhibit will be filed by a Current Report on Form 8-K and incorporated by reference.

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE COMPANY
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX